UBS Securities LLC

1285 Avenue of the Americas

New York, NY 10019

July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Pyrophyte Acquisition Corp. II

Registration Statement on Form S-1

Initially filed June 27, 2025, as amended

File No. 333- 288391

Dear Mr. Holt,

On July 11, 2025, the undersigned, as representative of the underwriters in the offering subject to the registration statement referred to above, joined in the request of Pyrophyte Acquisition Corp. II that the effective date of the registration statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Monday, July 14, 2025, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

[Signature page follows]

Sincerely,

UBS Securities LLC

By:	/s/ Adam Kerbis
Name: Adam Kerbis
Title: Executive Director

By:	/s/ Alex Cahail
Name: Alex Cahail
Title: Director

[Signature Page to Underwriters’ Acceleration Withdrawal]